Mail Stop 3561

April 23, 2010

Shelly O'Brien, Esq., General Counsel
Envestnet, Inc.
35 East Wacker Drive, Suite 2400
Chicago, Illinois 60601

> **Re: Envestnet, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 26, 2010**
> **File No. 333-165717**

Dear Ms. O'Brien:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C. In this regard, please disclose a bona fide price range of the offered securities, indicate the number of shares to be offered by both you and the selling stockholders, and provide all other information left blank in your prospectus that you are not permitted to omit pursuant to Rule 430A as soon as practicable. See Item 501(b) of

Regulation S-K. Also, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses or request for effectiveness.

2. In connection with our review of your filing, we reviewed your websites, including the ones located at www.envestnet.com and www.investpmc.com. Please archive properly the information on these and any other of your websites as contemplated by Rule 433(e)(2) under the Securities Act and omit all improper disclosures from your websites. See Section III.D.3.b.iii(E) of Release No. 33-8591 and Rule 433(e) under the Securities Act.

3. Prior to the effectiveness of the registration statement, please have a representative of the Financial Industry Regulatory Authority call us to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering.

4. Prior to the effectiveness of the registration statement, please have a representative of the stock exchange where you intend to apply to have your shares listed call us to confirm that your common stock has been approved for listing. Alternatively, please disclose in your filing that there is no guarantee that your application to list your shares of common stock on an exchange will be accepted and, therefore, your shares may not be listed on an exchange.

5. Please provide us with any gatefold information such as pictures, graphics, or artwork that will be used in the prospectus.

6. Please revise your document to discuss your business without relying on the use of jargon. We note, for example, descriptions and phrases, especially in your Prospectus Summary, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Business sections, such as "technology-enabled, Web-based investment solutions and services," "integrated technology platform," "centrally hosted, 'open architecture' technology platform," "managed account and multi-manager portfolios, mutual fund portfolios and ETF portfolios," and "home page of the user interface."

Prospectus Summary, page 1

7. Please note that the summary is intended to provide only a brief overview of the key aspects of the offering. Currently, your summary is too long and repeats much of the information fully discussed elsewhere in your document, including in your Business section. For example, please remove from your summary the graphs on pages three and four and shorten or remove the Our Market Opportunity, Our Competitive Strengths, Our Growth Strategy, Our Business Model, and Risks sections from your

summary. Again, the summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503(a) of Regulation S-K.

8. Please remove from the summary and elsewhere in the forepart of your document all defined terms. For example, please remove the last sentence of the first italicized paragraph in your Prospectus Summary section. As another example, please remove the defined terms from your Risk Factors section, including AUM, AUA, and PBS. The meanings of the terms you use in this part of your document should be clear from their context. If they are, you do not need the definitions. If they are not, you should revise the document using terms that are clear. See Updated Staff Legal Bulletin No. 7 (June 7, 1999) sample comments 3 and 5.

9. We note that the last paragraph on page two quantifies your adjusted EBITDA, adjusted operating income, and adjusted net income for the year ended December 31, 2009. Please make sure that each time you quantify these non-GAAP financial measures, you provide the disclosures required by Item 10(e) of Regulation S-K or provide a cross-reference to the location in your filing where you have provided these disclosures. Also, please apply this comment to the similar disclosure at the bottom of page 57.

The Offering, page 9

10. We note your statement that the number of shares of your common stock to be outstanding immediately after this offering is based on 131,134,553 shares outstanding as of December 31, 2009. Please revise to clarify that this is the number of shares outstanding after giving effect to the conversion of your outstanding preferred stock into common stock upon the closing of this offering, as it otherwise may be unclear why this number of shares does not correspond to your audited December 31, 2009 financial statements.

Risk Factors, page 16

11. Your Risk Factors section should be a discussion of the known material factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See Item 503(c) of Regulation S-K and Release No. 33-7497. Please address the following examples, but note that these are examples only and not an exhaustive list of the revisions you should make:

   • Please revise certain of your risk factor sub-captions so that each sub-caption adequately describes the risk to you, such as the sub-captions of the second risk factor on page 16, the last risk factor on page 17, the second full risk factor on page 24, and the first full risk factor on page 28.

- Please revise certain of your risk factor discussions so that they clearly and concisely convey the actual risk, such as the second risk factor on page 16 and the last risk factor on page 29.

- Please revise or remove any risk factor that is applicable to any issuer, such as the first full risk factor on page 17, the third full risk factor on page 22, the last risk factor on page 25, and the last risk factor on page 27.

- Please separate certain of your risk factors into multiple risk factors so that each distinct material risk is contained within its own risk factor, such as the second full risk factor on page 19, the first full risk factor on page 20, the last risk factor on page 21, the last risk factor on page 22, and the third risk factor on page 31.

- Please remove certain subsections or elements of a discussion within a risk factor that are not necessary to explaining the risk or otherwise revise the risk factor generally to demonstrate the relevance of the subsection or element to the risk factor, such as the second paragraph of the first risk factor on page 16, the first sentence of the third paragraph in the third full risk factor on page 21, much of the information in the last risk factor on page 22, the first sentence of the second paragraph in the first full risk factor on page 26, and the second paragraph of the third full risk factor on page 30.

We may have further comment upon reading your response and any revisions.

"We depend on our senior management team and other key personnel and…," page 22

12. In this risk factor discussion, please disclose the members of your senior management team and the other key personnel whose loss could have a material adverse effect on your operations.

"A change of control of our company could result in termination of our…," page 24

13. We note your disclosure that this offering may be deemed to result in your change of control and, because of this possibility, you are seeking the consent of your clients for this transaction. Please mention this risk in the sub-caption of this risk factor. Also, please remove the second sentence in the second paragraph of this risk factor because it tends to mitigate the risk to you.

14. Further, in another appropriate location in your document, such as in your Business section or in your Management's Discussion and Analysis of Financial Condition and Results of Operations section, please discuss your efforts in seeking the consent of your clients for this transaction, the basis for your belief that substantially all of your clients will consent to this change, whether you have any written or oral agreements

with any of your clients regarding their decision, and the impact on you should a substantial amount of clients decide not to consent to the change.

Use of Proceeds, page 32

15. It does not appear that you have any current specific plans for the use of the proceeds from this offering because you state that you intend to use the proceeds "for general corporate purposes, including for selective strategic investments through acquisitions, alliances or other transactions." Therefore, please state and discuss the principal reasons for the offering. See Item 103 of Regulation S-K.

16. Also, please tell us and disclose in an appropriate location in your filing whether you are currently contemplating the acquisition of any businesses. If so, please provide us with your assessment of the significance and probability of such acquisition. See Rule 3-05 of Regulation S-X.

Dilution, page 35

17. Please provide us with your calculation of pro forma net tangible book value of your common stock of $55.0 million and $0.42 per share. It is unclear to us that you have excluded all intangible assets from this calculation.

Management's Discussion and Analysis of Financial Condition and Results…, page 39

18. Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and Release No. 33-8350. Your discussion should provide sufficient detail so that your prospective investors have an opportunity to view your operations and your plan of operation through the eyes of management. Please address the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

- We note the disclosures throughout your document that your revenues represented by asset-based fees, which appear to comprise the majority of your overall revenues, declined in the years ended December 31, 2007 through December 31, 2009 due to the significant decline in the market value of the assets on your technology. Also, we note that this market value decline was caused by fluctuations in the securities markets, particularly from September 2007 to March 2009, and by your entering into a significant license agreement in 2008. In this regard, you state that "[i]n future periods, the percentage of [y]our total revenues attributable to asset-based fees is expected to vary based on fluctuations in securities markets, whether [you] enter into significant license agreements, the mix of assets under management, or AUM, and assets under administration, or AUA, and other factors." Please discuss the state of the securities markets since March 2009, the impact of any changes in the markets on you since this time, your belief about the state of the securities markets and their impact on you in future periods, and any steps you have taken or will take based upon this belief.

- Additionally, please discuss the significant license agreement you entered into in 2008, the impact this agreement had on your operations and may have on your operations in future periods, whether you believe you will enter into any similar agreements in future periods and the impact you believe they will have on you, and any steps you have taken based on any other similar agreements.

- Further, please discuss your current mix of assets under management and assets under administration, the impact of the current mix on your operations, whether you believe you will alter the mix going forward, and how any alteration will or may impact you in future periods.

- Under the heading "Recent Developments" on page 43, you state that you signed a seven-year platform services agreement with FundQuest Incorporated that would increase the assets under administration on your technology platform by approximately $13 billion, the number of advisors served by approximately 6,200, and the number of accounts on your platform by approximately 90,000. In this regard, you state that in connection with the agreement, you will make various payments to FundQuest and issue that company a warrant to purchase a certain amount of your common stock, which you state will be accounted for as customer inducement costs and amortized as a reduction of your revenues from assets. Please explain in greater detail the impact of this agreement on you and your operations, including the estimated amount of revenues you expect to generate, the expected costs of the payments and warrant to you, and the steps you will take given the increased amount of assets under administration, number of advisors served, and number of accounts on your platform.

- In Note 19 of your Notes to Consolidated Financial Statements on page F-25, you state that you have recently announced a consolidation of your facilities to more appropriately align and manage your resources, which includes closing your Los Angeles office effective March 31, 2010. In this regard, you state that you expect to incur pretax restructuring charges of approximately $1,275 in 2010, including expenses related to vacating rental office space, relocation expenses, severance charges, and fixed asset impairments. In your Management's Discussion and Analysis Financial Condition and Results of Operations section, please discuss in greater detail this consolidation of your facilities, including the closing of the Los Angeles office, how the consolidation will more appropriately align and manage your resources, the impact of this consolidation on your operations now and in future periods, and any subsequent plans regarding this consolidation.

Critical Accounting Policies, page 43

19. We note that your critical accounting policies generally provide the same information as Note 2 to your financial statements. We remind you that such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in your Management's Discussion and Analysis of Financial Condition and Results of Operations section should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. See Section V of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. Please revise as appropriate.

Non-cash stock-based compensation expense, page 44

20. Please consider disclosing the intrinsic value of all vested and unvested options based on the difference between the estimated initial public offering price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of ASC 718 (formerly SFAS 123(R)), disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

21. For any options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing, to the extent that you did not obtain a contemporaneous valuation performed by an unrelated valuation specialist, we believe you should provide enhanced disclosures to investors because reliance has been placed on less reliable valuation alternatives. For any such valuations, please disclose the following information for the related issuances of equity instruments:

- Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the equity instruments granted, including the fair value of the options for options granted. In addition, please discuss consideration given to alternative factors, methodologies, and assumptions.

- Discuss each significant factor contributing to the difference between the initial public offering price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain changes in the fair value of your common stock up to the filing of the registration statement.

- Please note that we acknowledge your current disclosures concerning the valuation of your stock compensation but believe that your investors would benefit from more detailed information.

Results of Operations, page 46

22. In this section, you discuss the changes in operation and cash flow amounts between the periods. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-K and Release No. 33-8350. Please consider the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

- Under the heading "Revenues" on page 47, you state that revenues earned from assets under management or administration decreased 21% from the year ended December 31, 2008 to the year ended December 31, 2009 due to a decline in asset values, which was partially offset by new account growth and positive net flows of AUM or AUA during 2009 and by a recovery in equity market values during the second and third quarters of 2009. Please revise this discussion to explain the reasons for the period-to-period change in new account growth and positive net flows of AUM or AUA and describe their underlying causes. Also, please quantify the effect of the decline in asset values, increase in new account growth and positive net flows of AUM or AUA, and in the recovery in equity market values during the second and third quarters of 2009 on the overall change in revenues earned from AUM and AUA.

- We note on page 47, under the heading "Licensing and professional services," you state that, from the year ended December 31, 2008 to the year ended December 31, 2009, your licensing and professional services revenues increased 5% due to increased fees on existing license agreements and fees earned on new license agreements. Please discuss the reasons for the increase in existing fees and new license agreements and their underlying causes, if any, and quantify the increased and new fees on the overall change in revenues from licensing and professional services, if possible.

- Under the heading "General and administration" on page 47, you state that your general and administration expenses increased from the year ended December 31,

2008 to the year ended December 31, 2009 due to increases in occupancy-related costs, communications expenses, research and data costs, and bad debt expense, which was offset by lower professional services expenses and lower travel-related and marketing expenses. Please discuss the reasons for these changes and their underlying causes, if any, and quantify the effects of these reasons and any causes on the overall period change in general and administration expenses, if possible.

- We note on page 49, under the heading "Assets under management or administration," that you state revenues earned from AUM and AUA were flat between the years ended December 31, 2008 and December 31, 2009 due to several offsetting factors, including growth in accounts and positive net flows of AUM and AUA, the gradual decline in equity market values, and the shift of a customer with nearly $11 billion in AUA from an asset-based fee schedule to a license agreement. Please disclose the customer to which you refer and quantify the effect of each of these offsetting factors that caused your revenues earned from AUM and AUA to remain flat between periods.

23. Please revise your discussion of results of operations to include all material changes in net income, including the change in unrealized gain (loss) on investments and the income tax provision.

Other Quarterly Financial and Operating Data (1), page 51

24. We note that footnote one to this table refers the reader back to the prospectus summary for a reconciliation of these non-GAAP measures to comparable GAAP measures. However, the reconciliation provided in the prospectus summary only reconciles these measures on an annual basis. The reconciliation for these measures on a quarterly basis appears to be on page 52. Please revise this footnote as necessary to make this clear to your readers.

Liquidity and Capital Resources, page 53

25. Please revise your narrative analysis of cash flows to analyze the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows, rather than merely reciting the information seen on the face of your cash flow statement. See Section IV of Release 33-8350.

Business, page 56

26. We note that you include many factual statements in this section and throughout your document but have not indicated whether the source of this information is based upon management's belief, industry data, reports, articles, or any other source. If the statements are based upon management's belief, please indicate that and include an explanation for the basis of that belief. Alternatively, if the information is based upon

reports or articles, please disclose the source or sources and provide these documents to us appropriately marked and dated. The following are only examples of the statements for which you need sources or a basis of belief:

- "We are a leading independent provider of technology-enabled, Web-based investment solutions and services to financial advisors." Our Company, page 56.

- "We believe this trend was accelerated in the past two to three years as a result of the reputational harm suffered by several of the largest financial institutions during the recent financial crisis." Increased prevalence of independent financial advisors, page 59.

- "In order to adapt to these changes, we believe that financial advisors will benefit from utilizing a technology platform, such as ours, that allows them to address their clients' wealth management needs, manage and memorialize decisions made throughout the process, and that assists them with recordkeeping and account monitoring." More stringent standards applicable to financial advisors, page 60.

Our Market Opportunity, page 59

27. In this section, you include a number of factual statements based on reports or articles that you state are from certain sources, including the Federal Reserve and Cerulli Associates. Please provide these documents to us appropriately marked and dated.

Competitive Strengths, page 60

28. Please balance the discussion of your competitive strengths in this section with a discussion of your competitive weakness. See Item 101(c)(1)(x) of Regulation S-K.

Our Growth Strategy, page 62

29. In this section, you provide six strategies that you intend to continue to pursue to increase your revenue and profitability. Please discuss in greater detail the manner in which you intend to implement each of these strategies and whether you have any present programs in place for their implementation. For example, please discuss your process for introducing and adding new financial advisors to your technology platform from your existing enterprise client relationships. As another example, please disclose your plans for any technology development expenditures in future periods and describe any enhancement to the investment solutions and services you offer through your PMC group. As a further example, please state whether you have any current plans for any strategic acquisitions, investments, or other relationships that you believe can significantly enhance the attractiveness of your technology platform or expand your client base, such as the recent platform services agreement you entered into with FundQuest Incorporated.

Out Business Model, page 63

30. Please describe how you have designed your technology platform and infrastructure to allow you to grow your business efficiently without the need for significant additional expenditures as assets grow and with low marginal costs required to add additional accounts, new investment solutions, and services. Also, please explain why you believe that the breadth of access to investment solutions and the multitude of services that you provide are so substantial that financial advisors are less likely to move away from your technology platform.

Broad Technology Service Offering with Multiple Access Points, page 65

31. Please revise this section to describe in greater detail each of the 12 investment solutions and services that financial advisors may access through your technology platform. For example, please discuss the manner in which financial advisors may use your technology platform to integrate with a number of financial planning tools to create and implement a financial plan for clients that is tailored to each client's investment goals, risk tolerance, and assets. As another example, please explain how financial advisors may utilize asset allocation recommendations provided through your technology platform in such ways as to allow significant flexibility in determining appropriate asset allocation strategies for their clients. As a further example, please describe the extensive resources and the wide range of portfolio construction tools available to financial advisors on your technology platform that allow them to research and review information regarding the services they may recommend to and the portfolios they may construct for their clients. As a final example, please discuss in greater detail from where you obtain your wide range of technology-enabled investment solutions available to financial advisors on your technology platform, including the separately managed accounts, unified managed accounts, advisor-directed portfolios, third-party strategist programs, mutual funds, and exchange-traded fund portfolios.

Our Customers, page 68

32. Please tell us whether you are dependent upon a single customer, the loss of which may have a material adverse impact on you. If so, please disclose this fact the name of that customer. See Item 101(c)(1)(vii) of Regulation S-K.

Sales and Marketing, page 68

33. Please discuss in greater detail the sales and marketing efforts in which you engage. For example, please describe the advertising and other marketing materials you use to promote your investment solutions and services, including their content and method of distribution. As another example, please describe some of the industry conferences and tradeshows in which you participate and the manner of your participation. As a

Shelly O'Brien, Esq.
Envestnet, Inc.
April 23, 2010
Page 12

further example, please discuss the marketing tools you create for financial advisors to better communicate with their current and prospective clients.

Regulation, page 70

34. You state that many of your investment advisory programs are conducted pursuant to the safe harbor of Rule 3a-4 under the Investment Company Act. Please disclose the investment advisory programs to which you are referring and why they qualify for the safe harbor. We may have further comments based on your response and any revisions.

Legal Proceedings, page 71

35. Regarding the proceeding in which you sued a private company and its chief executive officer, please indicate the name of the court in which the proceeding is pending, disclose the name of the company and chief executive officer, and provide a more complete description of the factual basis alleged to underlie the proceeding. Also, please provide similar information for the separate suit and counterclaim against you. See Item 103 of Regulation S-K.

Management, page 72

36. You must disclose the business experience of your officers and directors during the past five years without gaps or ambiguities, including their principal occupations and employment, the name and principal business of any corporation or other business association, and whether any of the business associations are your parent, subsidiary, or other affiliate. Also, for any officers or directors employed by you for less than five years, please explain the nature of their responsibilities in their prior positions to provide adequate disclosure of their prior business experiences, including information relating to their professional competence. See Item 401(e)(1) of Regulation S-K. In this regard, please revise the business experiences of Gates Hawn, Lori Hardwick, Michael Henkel, James Patrick, and William Rubino, Jr. so that you describe their business experiences over the past five years without gaps or ambiguities, including the dates of their experiences continuously over the past five years and the nature and responsibility of Mr. Hawn's experience as an "independent" Senior Advisor to Credit Suisse.

37. Please disclose whether, over the past ten years, any of your officers or directors was the subject of, or a party to, any legal proceeding as described in Item 401(f) of Regulation S-K. If so, please provide the required information regarding the proceedings. If not, please disclose this fact.

38. Please confirm for us that you have disclosed all the directorships held by your directors over the past five years as required by Item 401(e)(2) of Regulation S-K.

Directors, page 72

39. Please briefly discuss each director's specific experience, qualifications, attributes, or skills that led you to the conclusion that he or she should serve as one of your directors in light of your business and structure. If material, these disclosures should cover more than the past five years, including information about each person's particular areas of expertise or other relevant qualifications. See Item 401(e)(1) of Regulation S-K.

Composition of our Board of Directors after this Offering, page 75

40. It does not appear as if you describe the leadership structure of your board of directors as required by Item 407(h) of Regulation S-K. Please revise or advise.

Committees of the Board of Directors after this Offering, page 75

41. We note that the members of the standing committees have not yet been determined. However, in your Executive Compensation section, you discuss the compensation decisions your compensation committee makes or has already made regarding your named executive officers. For example, on the top of page 78, you state that the compensation committee, beginning in November 2009 and concluding in January 2010, retained an independent third-party compensation specialist. Please clarify whether any or all of your board committees included directors in the year ended December 31, 2009. If so, please disclose the members of those committees.

Nominations and Governance Committee, page 75

42. Please describe the process of the nominations and governance committee or the board for identifying and evaluating nominees for directors, including nominees recommended by security holders, and any differences in the manner in which the nominations and governance committee or the board evaluates nominees for director based on whether the nominee is recommended by a security holder. Also, please disclose whether the nominations and governance committee or the board considers diversity in identifying nominees for directors. If so, please discuss the manner in which the nominating and governance committee or the board of directors considers diversity in identifying director nominees. See Item 407(c)(2)(vi) of Regulation S-K.

Director Compensation, page 76

43. Please disclose the amounts of the reimbursements you paid to directors in the fiscal year ended December 31, 2009. See Item 402(k)(2)(vii) of Regulation S-K.

Executive Compensation, page 77

44. It does not appear that you have included any disclosure based upon Item 402(s) of Regulation S-K regarding your compensation policies and practices related to your risk management practices and your risk-taking incentives. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis, page 77

45. We note your disclosure under the heading "Philosophy and Objectives" in which you state that you have established a set of guiding principles that provide the foundation of all compensation programs for executives and other employees. Also, we note that your compensation program emphasizes the alignment of employee efforts with your corporate mission, attempts to remain externally competitive while maintaining internal equity, promotes fiscally responsible pay decisions, encourages efficient use of your resources, and ensures compliance with applicable legal and contractual requirements. Please provide greater detail about the manner in which you determine the amount of overall compensation, and the amount of each compensation element, paid to your named executive officers. See Items 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. In this regard, please describe the set of guiding principles you have established that provide the foundation for your executive compensation programs, discuss your policies for allocating between long-term and currently paid out compensation and between cash and non-cash compensation, and discuss any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors with material information to understand your compensation policies and decisions regarding the named executive officers.

46. You state that you strive to remain externally competitive in relevant labor markets, you consider the market values of your named executive officers' positions, your chief operating officer provides market data to your compensation committee for determining the appropriate compensation levels of your named executive officers, and your independent third-party compensation specialist focuses on the median quartile of competitive market data for your named executive officers' compensation. Therefore, it appears that you benchmark total and component compensation of each officer's position against one or more appropriate job matches from other companies. Please elaborate upon the benchmarking data of other companies that you consider in your compensation program and explain their components in greater detail. See Item 402(b)(2)(xiv) of Regulation S-K. For guidance, please consider the Division of Corporation Finance's Compliance and Disclosure Interpretation 118.05 under the section entitled "Regulation S-K" (July 3, 2008).

Role of the Compensation Committee and Management, page 77

47. We note that the compensation committee meets with your chief executive officer, as needed, and provides evaluations of and compensation recommendations for your named executive officers to the board. Also, you state that your chief operating officer, from time to time, provides market data and other information to the compensation committee. Please discuss in greater detail the role of executive officers in determining executive compensation generally and their role specifically in determining the compensation of your named executive officers in the year ended December 31, 2009. See Item 402(b)(2)(xv) of Regulation S-K.

Competitive Market Review, page 78

48. We note that your compensation committee retained an independent third-party compensation specialist firm in November 2009 with respect to the review and recommendation of executive compensation. Please disclose whether that compensation consultant reviewed or provided any recommendations regarding the compensation of your named executive officers for the year ended December 31, 2009. Also, please identify that compensation specialist, discuss in greater detail the nature and scope of the consultant's assignment, and describe the material elements of the instructions or directions given to this consultant regarding the performance of its duties. See Item 407(e)(3)(iii) of Regulation S-K.

49. Please state whether your chief executive officer met with representatives of your compensation specialist regarding his compensation or the compensation of other named executive officers and identify the members of management with whom the compensation specialist works, if any. See Item 407(e)(3)(ii) of Regulation S-K.

50. Please disclose whether the compensation specialist or its affiliates also provided you or your affiliates with additional services in an amount in excess of $120,000 during the year ended December 31, 2009. If so, please provide the disclosures required by Item 407(e)(3)(iii)(A) of Regulation S-K.

Our 2009 Executive Compensation Program, page 78

Base Salary, page 78

51. You state that your named executives officers' base salaries are established and adjusted based on market data, individual performance, your overall financial results and performance, changes in job duties and responsibilities, and your overall budget. Therefore, it is unclear whether the base salaries are established or adjusted by obtaining certain objective financial results or whether each executive's base salary determination is completely subjective. If certain financial results are quantified to

establish or adjust base salaries, please specify these results. See Item 402 (b)(2)(v) of Regulation S-K. If financial results are not quantified, please state.

52. Further, regardless of whether certain financial results are quantified, please clarify the manner in which you use the metrics you discuss in this section, including market data, individual performance, your overall financial results and performance, changes in duties and responsibilities, and your overall budget, in establishing or adjusting your named executive officers' base salaries generally and specifically for the year ended December 31, 2009.

53. In this regard, please disclose the reasons that you raised each of your executive officer's base salary by 4.3% effective January 1, 2010, why and by what amount you reduced each officer's base salary on January 1, 2009, and the reasons that you increased the salaries of Judson Bergman, William Crager, and Scott Grinis by $100,000, $30,000, and $25,000, respectively.

Incentive-based profit sharing, page 78

54. Please disclose how you generally determine the predetermined percentage of profits from the preceding year that are distributed to executives and employees under your profit sharing program and disclose the specific amount of predetermined profits available for the year ended December 31, 2009.

55. Under your profit sharing program, you state that a minimum threshold of profit must be met before any distribution may occur and a higher percentage of profit may be distributed if profit levels are in excess of 110% of your planned profitability. Please disclose the minimum profit threshold and the actual profit amount for the year ended December 31, 2009.

56. You state that, to determine each executive's incentive-based profit sharing award, management makes recommendations to the compensation committee regarding the amount of the award based on the executive's performance and contribution to profitability, and the committee must make the final determination of the amount awarded to each officer. Please discuss the performance measures and contributions to profitability that management and the compensation committee examine in making their recommendations and determinations regarding the amounts awarded to each executive officer. Please discuss the performance measures and contributions to profitability examined generally and examined specifically regarding the amounts awarded to each executive officer for the year ended December 31, 2009.

57. You state that the compensation committee has discretion to adjust performance and payout targets if certain factors warrant variation from the formula. Please describe the formula to which you refer. Also, please discuss the certain factors to which you refer that may warrant variation from the formula, describe any limitations on the

discretion of the compensation committee in adjusting performance and payout targets, and disclose whether the committee has the discretion to increase and decrease the performance and payout targets. Further, please disclose whether the compensation committee used any discretion in issuing the incentive-based profit sharing compensation awards to each executive officer for the year ended December 31, 2009.

Equity Awards, page 78

58. You state that it has been your practice to annually grant stock options to employees, including executives, in recognition of their performance, as an incentive for their retention, and to align their interests with those of your stockholders. Please clarify whether the compensation committee has any formal procedures regarding grants of stock options. If so, please briefly describe those procedures. If not, please state.

59. We note the first table on page 79 in which you disclose the number of stock options the compensation committee awarded to each of your named executive officers on May 15, 2009. Also, we note your statement that the compensation committee does not use a formula in making stock option awards. Therefore, please describe the specific reasons that the compensation committee decided to award the particular amount of stock options to each named executive officer in that table.

60. You state that, immediately following the closing of this offering, you will issue a number of stock options to your named executive officers, which you disclose in the second table on page 79, in lieu of the 2010 annual grant of options. Please disclose the reasons that you will award the specific amount of stock options to each executive officer.

Employment and Change of Control Agreements, page 84

61. Please briefly describe the terms of the employment agreements with your named executive officers that became effective on March 25, 2010. Also, please file these agreements as exhibits to your registration statement.

62. Please disclose whether this offering will trigger the change of control provision in 2004 Stock Incentive Plan. If so, please disclose whether the board has decided to equitably adjust any outstanding awards to preserve the value of the benefits awarded or to be awarded to participants under the 2004 Stock Incentive Plan.

63. We note that, if a change in control occurs and a participant's awards are not converted, assumed, or replaced by the board, the awards shall become fully vested and exercisable and all forfeiture restrictions on these awards shall lapse. Therefore, please disclose estimated payments and benefits that would have been provided to each of your named executive officers if a change in control occurred on

December 31, 2009 without the awards being converted, assumed, or replaced by the board. See Item 402(j)(2) Regulation S-K and Instruction 1 to Item 402(j). In this regard, for ease of understanding, please consider presenting this information in tabular format.

Principal and Selling Stockholders, page 88

64. Please tell us whether any of your selling stockholders are broker-dealers or affiliated with broker-dealers. If any of your selling stockholders are broker-dealers, please disclose that they are "underwriters" within the meaning of the Securities Act. Also, if so, please revise this section, your prospectus cover page, and your Underwriting section to state which, if any, of your selling stockholders are broker-dealers, and to state that they are also underwriters with respect to the shares that they are offering for resale.

65. Further, if any of your selling stockholders are affiliates of broker-dealers, please disclose, if true, that:

- the seller purchased the shares in the ordinary course of business; and

- at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If either of these statements is not true for any of your selling stockholders, then the prospectus must state that the selling stockholder is an underwriter.

66. Please describe the manner in which the selling stockholders obtained their shares. Please provide this information for each selling stockholder in your table.

67. We note your statement that you believe, "based on the information furnished to [you]," that the persons and entities named in the table have sole voting and investment power with respect to all shares of common stock that they beneficially own. Please remove the phrase, "based on the information furnished to us."

68. Also, please disclose the natural person, natural persons, or the publicly registered company who exercise the sole or shared voting or dispositive powers with respect to the shares to be offered for resale by that selling stockholder. For guidance, please consider the Division of Corporation Finance's Compliance & Disclosure Interpretation 240.04 under the section entitled "Regulation S-K" (March 12, 2010).

69. We note your statements elsewhere in this document that, in connection with this offering, your 41% stockholder, The EnvestNet Group, Inc., will merge with and into you, with you being the surviving entity. Also, you state that each stockholder of

EnvestNet Group is entitled to become party to the registration rights agreement and to receive each of the registration rights described in this document. In this regard, you disclose the EnvestNet Group stockholders to be Yves Sisteron, Paul Koontz, James Johnson, and Judson Bergman. Please disclose the amount of shares of EnvestNet Group each stockholder owns and revise your disclosure in this section to make it clear that, prior to the offering, EnvestNet Group is a 41% stockholder and its shares are owned by Messrs. Sisteron, Koontz, Johnson, and Bergman. Further, please disclose the amount of shares that each of these individuals will own after the offering that were received from merger. We may have further comments upon reading your response and any revisions.

Certain Relationships and Related Party Transactions, page 91

Right to Appoint Board and Committee Members, page 91

70. You state that all rights to make a binding nomination for the appointment of directors will terminate upon the closing of this offering. Please revise to clarify whether the rights to designate directors, as discussed in this section, will terminate upon the closing of this offering.

71. Please disclose whether the terms in your transactions and agreements with related parties were comparable to terms you could have obtained in arms-length transactions with unaffiliated third parties. If not, please discuss how the terms in the related party transactions and agreements would be different if they were conducted in arms-length transactions with unaffiliated third parties.

72. We note your board has adopted a related party transactions policy that will become effective upon the consummation of this offering. Please disclose whether this policy is written. Also, please describe the manner in which the audit committee will approve any related party transaction under this policy, including the factors that the audit committee would examine and deem relevant in determining whether to approve any related party transaction consistent with your policy. See to Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

Underwriting, page 104

73. Please briefly discuss the discounts and commissions to be allowed or paid to dealers, including all cash, securities, contracts, or other considerations to be received by any dealer in connection with the sale of securities. See Item 508(h) of Regulation S-K.

74. We note your statement on page 105 that underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

Please identify which principal underwriters intend to sell to accounts over which it exercises discretionary authority. See Item 508(j) of Regulation S-K.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

75. We note that your audited balance sheet and your capitalization table on page 33 show that the par value of your common stock is $0.001. However, you state in the first paragraph on page 94 that, upon the closing of this offering, you will have common stock with a par value of $0.01. Please tell us the par value of your common stock, whether it is impacted by any of the transactions in this offering, and revise your document to consistently represent the par value of your common stock.

76. We note your presentation of pro forma loss per share for the year ended December 31, 2009. Because the impact of the conversion of your preferred stock into common stock is anti-dilutive, it is unclear to us how you determined that this pro forma presentation is meaningful and appropriate. See ASC 260-10 (formerly SFAS 128) and advise.

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7

77. Please disclose the types of costs that you classify as cost of revenues, as we believe this provides important information to your investors.

Revenue Recognition, page F-8

78. We note your discussion of asset management and administration fees. Please consider revising your disclosure to clarify that you do not manage and administer these assets, but rather you charge fees to your customers that are calculated as a percentage of the assets that your customers manage or administer on your technology platform.

79. Based on your accounting policy and discussion of your revenue elsewhere in your filing, it appears that you generally provide access to your technology platform through hosting arrangements and recognize the related revenue under SAB 104. To help us better understand the revenue recognition related to your software, please provide us with your analysis of the applicability of ASC 985-605-55-121 through 55-125. Also, please provide us with your analysis of whether any other revenue generating activities fall into the scope of ASC 985-605. For example, we note your accounting policy for professional services fees indicates that you provide contractual customized service platform software development. Finally, please tell us how you

considered the applicability of ASC 605-25 and 985-605-55-4, and revise your policy to address multiple-element arrangements, if applicable.

80. We note that you recognize revenue for asset management and administration fees based upon a contractual percentage of quarter-end values for those assets. However, we read in the second-to-last paragraph on page 40 that revenues from assets under management or administration recognized during the fourth quarter of 2009 were based on the market value of assets as of September 30, 2009. Please clarify for us whether that is the method under the contract by which revenue is earned in a quarter or the method you are using to approximate the revenue earned in that quarter. If you are using the third quarter market value of assets to approximate the fourth quarter value in lieu of using actual fourth quarter numbers, please explain how you account for and monitor the difference between your estimate and actual amounts and whether such difference is ever material to your results of operations. Finally, please revise your accounting policy to clarify this matter.

81. We read your statement that certain portions of your revenues require management's consideration of the nature of the client relationship in determining whether to recognize as revenue the gross amount billed or net amount retained after payments are made to providers for certain services related to the product or service offering. We have the following comments:

- It is unclear to us whether your reference to consideration of the nature of the client relationship is intended to convey that you consider the various factors specified in ASC 605-45. Please advise.

- Please describe these types of arrangements to us, including the significant terms, and provide us with your analysis of whether the related revenue should be recognized gross or net in accordance with ASC 605-45 or other appropriate literature.

- Please consider revising your disclosure to briefly describe these types of arrangements and to better explain the factors you consider in analyzing these arrangements.

Customer Inducements, page F-9

82. We note that customer inducements are capitalized and amortized against revenue over the term of the agreement. Please explain to us in more detail the circumstances under which you offer customer inducements and the types of inducements offered, and consider briefly clarifying this in your disclosure. Also, please tell us the accounting literature you are relying upon in accounting for these inducements.

Internally Developed Software, page F-9

83. Please explain to us the software systems to which this footnote is referring, and provide us with your analysis of whether such software should be accounted for under ASC 350-40-05-2 or ASC 985-20.

Income Taxes, page F-10

84. We read your statement in the first paragraph on page F-11 that tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Please explain to us how this is in accordance with ASC 740-10-25-6.

Recent Accounting Pronouncements, page F-11

85. Please explain to us why you evaluated subsequent events through the date the financial statements were available to be issued. We remind you that per ASC 855 and ASU 2010-09 an SEC filer should evaluate subsequent events through the date the financial statements are issued. Other entities should evaluate subsequent events through the date financial statements are available to be issued.

Note 6. Notes Receivable, page F-14

86. We read that, in 2006, you entered into a promissory note for $200,000 with an officer of the company and that during 2009 the officer made a principal and interest payment totaling $100,000. Please reconcile this disclosure with the table in this footnote that shows the balance as $100,000 at December 31, 2008 and $128,000 at December 31, 2009. In addition, please explain to us whether this is the same note receivable discussed in your disclosure on page 93 under the heading "Other Related Party Transactions," which says that the officer borrowed $200,000 and that during 2008 the officer made a principal payment of $76,398. If this is the same note, please make sure these disclosures are accurate and consistent.

Note 11. Income Taxes, page F-17

87. Please explain to us in more detail the deferred tax assets for which you had previously recorded a valuation allowance and which you reversed in 2007. Your response should clarify to what these deferred tax assets related and what events or circumstances led to the change in your determination of their realizability.

Note 13. Stock-Based Compensation, page F-21

88. Please consider disclosing in your financial statements the following information for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

- for each grant date, the number of options or shares granted, the exercise price, the fair value of the underlying common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts);

- whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

- if the valuation specialist was a related party, a statement indicating that fact.

89. Please describe to us the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issuance date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. In addition, please describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

90. Please tell us your proposed initial public offering price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range and amount for your stock.

Note 14. Earnings per Share, page F-22

91. We note from your disclosures on page F-20 that once all cumulative dividends have been paid on your Series C convertible preferred stock, the holders of preferred stock are entitled to share in dividends or other distributions declared and paid on the common stock pro rata based on the number of common shares into which the preferred stock converts. Based on this disclosure, it appears that your convertible preferred stock qualifies as a participating security and should be considered in your computation of basic earnings per share under ASC 260-10-45-65 through 45-68 and ASC 260-10-55-25. Also, see ASC 260-10-55-71 through 55-73. Please advise or revise.

Note 19. Subsequent Events, page F-25

92. We note your disclosures here and on page 43 concerning the warrant issued to FundQuest Incorporated, including the fact that the warrant's exercise price equals 120% of your initial public offering price. As the exercise price is not currently fixed, please confirm to us that you accounted for the issuance of this warrant as a liability in accordance with ASC 815-40-15, or explain in detail why such accounting is not appropriate. Additionally, please confirm to us, if true, that the warrants classified in equity at December 31, 2009 do not contain any terms that would prevent the exercise price or number of shares issued from being fixed. For example, see ASC 815-40-55-33 and 55-34.

Part II. Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

93. Please tell us why you did not file a Form D on EDGAR regarding the private placement of a warrant to FundQuest Incorporated on February 8, 2010 for which you relied on the Regulation D exemption. See Rule 503(a) under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules, page II-3

(a) Exhibits, page II-3

94. Please file all required exhibits, including the underwriting agreement and the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Item 17. Undertakings, page II-4

95. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or in her absence Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Edward Best, Esq.
        Mayer Brown LLP
        Via facsimile